Exhibit (a)(1)(v)

Offer To Purchase For Cash
up to 24,794,253 outstanding Class B ordinary shares
(including Class B ordinary shares represented by American Depositary Shares, each American Depositary Share representing one Class B ordinary share)
of
QIWI plc
at
$28.00 per Class B ordinary share or American Depositary Share (CUSIP: 74735M108)
Pursuant to the Offer to Purchase
Dated June 16, 2017
by
Otkritie Holding JSC
and
Otkritie Investments Cyprus Limited

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, JULY 14, 2017 (THE “EXPIRATION TIME”) (I.E., THE LAST MOMENT OF THE DAY OF JULY 14, 2017), UNLESS THE OFFER IS EXTENDED.

June 16, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Otkritie Holding JSC, a joint stock company organized under the laws of the Russian Federation (“Parent”), and Otkritie Investments Cyprus Limited, a company incorporated under the laws of the Republic of Cyprus and an indirect, wholly-owned subsidiary of Parent (“Purchaser” and, together with Parent, the “Offerors”), to act as Information Agent in connection with the Offerors’ offer to purchase up to 24,794,253 Class B ordinary shares, having a nominal value EUR 0.0005 per share (the “Class B Shares”), including Class B Shares represented by American Depositary Shares (each American Depositary Share representing one Class B Share) (the “ADSs” and, together with the Class B Shares, the “Securities”) of QIWI plc, a company incorporated under the laws of the Republic of Cyprus (“QIWI”), which, when added to the Securities already held by the Offerors and their affiliates, would constitute approximately 63.85% of the outstanding Securities (based on 45,080,461 Class B Shares (including Class B Shares represented by ADSs) outstanding as of March 17, 2017, as disclosed by QIWI in its Annual Report on Form 20-F filed on March 22, 2017), at a price of $28.00 per Class B Share or ADS, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 16, 2017 (the “Offer to Purchase”), and the related Form of Acceptance for Class B Shares or Letter of Transmittal for ADSs (the “Letter of Transmittal”, which, together with the Offer to Purchase, as may be amended or supplemented from time to time, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold ADSs registered in your name or in the name of your nominee.

All terms not otherwise defined herein have the meaning set forth in the Offer to Purchase.

Certain conditions to the Offer are described in Section 14 of the Offer to Purchase.

For your information, and for forwarding to those clients for which you hold ADSs registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;
2.	The Letter of Transmittal (to be used for guidance by clients for whose account you hold ADSs registered in your name or in the name of a nominee); and
3.	A printed form of letter that may be sent to clients for whose account you hold ADSs registered in your name or in the name of a nominee, with an Instruction Form attached for obtaining such clients’ instructions with regard to the Offer.

The enclosed Letter of Transmittal cannot be used to tender Class B Shares, except insofar as rights to Class B Shares are represented by ADSs, on behalf of clients for whose account you hold ADSs registered in your name or in the name of a nominee.

Please note the following for holders of ADSs:

1.	In order to participate in the Offer, holders of ADSs may tender their ADSs through the Receiving Agent, in accordance with the instructions set forth in the Offer Documents. As an alternative to participating in the Offer through the Receiving Agent, an ADS holder may also surrender its ADSs to the Bank of New York Mellon, as the ADS depositary, withdraw the Class B Shares the rights to which underlie the ADSs from the ADS program and participate directly in the Offer as a holder of Class B Shares, allowing sufficient time to complete all necessary steps and make all required arrangements. See “The Offer—Section 3—Procedures for Tendering Securities” in the Offer to Purchase.
2.	After purchase by the Offerors of the ADSs tendered through the Receiving Agent and receipt by the Receiving Agent of payment of the consideration for those ADSs, the Receiving Agent will pay to the applicable holders of ADSs the Offer Price, in each case without interest thereon, net of (i) any applicable brokerage fees or commissions and (ii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (See “The Offer—Section 16—Fees and Expenses” and “The Offer—Section 5—Taxation” in the Offer to Purchase). ADS holders will receive the Offer Price for ADSs purchased in the Offer by means of delivery of funds to the account indicated or, in the case of ADSs held through The Depository Trust Company (“DTC”), by means of delivery of funds to the account maintained at DTC or its nominee by the tendering participant.
3.	U.S. federal income tax backup withholding at a rate of twenty-eight percent (28%) may be required, unless the required taxpayer identification information is provided. See Instruction 13 of the Letter of Transmittal.
4.	Any holder of ADSs that wishes to tender ADSs through the Receiving Agent must do so no later than the Expiration Time on the Expiration Date, as may be extended. See “The Offer—Section 3—Procedures for Tendering Securities” in the Offer to Purchase.
5.	In order to participate in the Offer through the Receiving Agent, the following must be delivered to the Receiving Agent on or prior to the Expiration Time on the Expiration Date, as may be extended: (a) American Depositary Receipts evidencing the tendered ADSs and the enclosed Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or (b) in the case of a book-entry transfer through DTC, an Agent’s Message (as defined in the Letter of Transmittal), in each case together with any other documents required by the Receiving Agent and in accordance with the instructions set forth in the Letter of Transmittal.

Except as set forth in the Offer to Purchase, the Offerors will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of ADSs pursuant to the Offer. The Offerors will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. The Offerors will not pay any transfer taxes payable on the transfer of ADSs to them. See Instruction 7 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of the Offerors, the Information Agent, the Receiving Agent or the ADS Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

501 Madison Avenue, 20th floor
New York, New York 10022
Shareholders may call toll free: (888) 750-5834
Banks and Brokers may call collect: (212) 750-5833

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